[redacted]

14047263

SECUF MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2013** (MM/DD/YY) AND ENDING **12/31/2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Independence Realty Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 S. 8th Street, IDS Center, Suite 4610
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Ahlberg **612-924-3343**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

17a-5(e) Exemption – See explanation on the next page.
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CM

KA 3/27

OATH OR AFFIRMATION

I, **Nathan Ahlberg**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Independence Realty Securities, LLC, as

of **December 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pursuant to SEC Rule 17a-5(e), it is my understanding that Independence Realty Securities' 2013 financial statements do not require an audit from an independent public accountant. Independence Realty Securities activities were limited to acting as broker for the issuer of a single offering (Independence Realty Trust, Inc.) in 2013. The excerpt from clause (e) of the rule, copied below describes our firm's business activities and provides for the exemption from the independent audit requirement.

(A) **The securities business of such broker or dealer has been limited to acting as broker (agent) for the issuer in soliciting subscriptions for securities of such issuer, said broker has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith, and said broker has not otherwise held funds or securities for or owed money or securities to customers.**

In such cases:

(ii) A broker or dealer who files a report which is not covered by an accountant's opinion shall include in the oath or affirmation required by paragraph (e)(2) of this section a statement of the facts and circumstances relied upon as a basis for exemption from the requirement that financial statements and schedules filed pursuant to paragraph (d) of this section be covered by the opinion of an accountant.

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
COURTNEY J. EVERNGHAM, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 14, 2017

Nathan J. Ahlberg
Signature

Chief Compliance Officer
Title

Courtney J. Everngham
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.

- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independence Realty Securities, LLC

December 31, 2013

(Unaudited)

Contents

Independence Realty Securities, LLC

Balance Sheet

As of December 31, 2013
(Unaudited)

ASSETS	
Cash	$ 535,379
Fixed assets, net of accumulated depreciation of $36,234	15,257
Prepaid expenses and other assets	35,416
Total assets	$ 586,052
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,473
Payable to affiliates	365,227
Total liabilities	366,700
Member's equity	219,352
Total liabilities and member's equity	$ 586,052

The accompanying notes are an integral part of this financial statement.

Independence Realty Securities, LLC

Statement of Operations

For the year ended December 31, 2013
(Unaudited)

Revenue:	$3,495
Expenses:	
Compensation expense	1,625,554
Professional services expense	87,962
Information services expense	26,196
Travel and entertainment expense	193,847
Rent expense	95,359
Depreciation expense	15,592
Other expenses	118,060
Total expenses	2,162,570
Net income (loss)	$(2,159,075)

The accompanying notes are an integral part of this financial statement.

Independence Realty Securities, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2013
(Unaudited)

Balance at January 1, 2012	$ 318,427
Contributions	2,060,000
Net income (loss)	(2,159,075)
Balance at December 31, 2013	$ 219,352

The accompanying notes are an integral part of this financial statement.

Independence Realty Securities, LLC

Statement of Cash Flows

For the year ended December 31, 2013
(Unaudited)

Cash flows from operating activities	
Net income (loss)	$(2,159,075)
Adjustments to reconcile net income (loss) to cash flow from operating activities	
Depreciation expense	15,591
Changes in assets and liabilities	
Prepaid expenses and other assets	15,368
Accounts payable and accrued expenses	(27,984)
Cash flow from operating activities	(2,156,100)
Cash flows from financing activities	
Contributions by member	2,060,000
Advances from affiliates	287,447
Cash flow from financing activities	2,347,447
Net change in cash	191,347
Cash, beginning of year	344,032
Cash, end of year	$ 535,379

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Independence Realty Securities, LLC (the "Company") is a Delaware limited liability company. The Company was formed on March 26, 2009. The Company is a registered broker-dealer manager in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company has a single member, RAIT TRS, LLC.

The Company is wholly-owned by RAIT TRS, LLC and its ultimate parent, RAIT Financial Trust ("RAIT"), which is a Maryland real estate investment trust ("REIT"). As a wholly-owned subsidiary of RAIT, the Company utilizes the employees and other general and administrative support provided by RAIT and other wholly-owned subsidiaries. As a result, the financial condition and results of operations presented herein may not be indicative of the financial condition and results of operations that may have occurred if the Company was not a wholly-owned subsidiary of RAIT (see Note 3). RAIT will continue to provide financial support to the Company to meet liabilities as they become due.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

The financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles, or GAAP. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position and results of operations, equity and cash flows are included.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b. Cash

Cash includes cash held in banks.

c. Taxes

The Company is treated as a pass-through entity for federal and state income tax purposes and incurs no entity level taxes.

d. Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company depreciates its fixed assets on a straight-line basis over their respective useful life, generally from three to five years.

(Continued)

e. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of prepaid FINRA licensing and registration renewal fees.

f. Revenue Recognition

The Company will recognize revenue from selling commissions and dealer manager fees when it has been earned or contractually due.

g. Subsequent Events

The Company evaluated for subsequent events through February 26, 2014, the date the financial statements were available to be issued.

NOTE 3 - RELATED PARTY TRANSACTIONS

Affiliates of the Company's member have advanced certain amounts to the Company. The amount due to these affiliates as of December 31, 2013 was $365,227.

NOTE 4 - LEASES

The Company has certain operating leases for office space expiring through July 2014. Rental expense for the year ended December 31, 2013 was $92,361. The annual minimum rent due pursuant to the leases, through their termination, is $37,788.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

The following table summarizes the Company's compliance with these rules and regulations at December 31, 2013:

Net capital	$ 168,679
Required net capital	$ 24,447
Excess net capital	$ 144,232
Net capital ratio	2.17 to 1

NOTE 6 - REGULATORY EXEMPTION

The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i) of the SEC Rule 15c3-3 and, therefore, has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplemental information of this report.

SUPPLEMENTARY INFORMATION

Independence Realty Securities, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2013
(Unaudited)

NET CAPITAL	
Total member's equity	$ 219,352
Deductions	
Non-allowable assets	
Other assets	(50,673)
Total deductions	(50,673)
Net capital	$ 168,679
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 1,473
Payable to affiliates	365,227
Aggregate indebtedness	$ 366,700
NET CAPITAL REQUIREMENT MINIMUM	
Net capital required as 6-2/3% of aggregate indebtedness	$ 24,447
Minimum dollar net capital required per SEC Rule 15c3-1	$ 5,000
Net capital requirement	$ 24,447
Excess net capital	$ 144,232
Excess net capital at 1000%	$ 132,009
Ratio of aggregate indebtedness to net capital	2.17 to 1